FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Stuppy Mark F.	2. Issuer Name and Ticker or Trading Symbol Apogent Technologies Inc. (AOT)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Group President - Clinical Consumables
(Last) (First) (Middle) 30 Penhallow Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/12/2002
(Street) Portsmouth, NH 03801-3816		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/12/02		S		200	D	$20.12	12,455	D
Common Stock	12/13/02		S		250	D	$19.60	12,205	D
Common Stock								861	I	By Son
Common Stock								1,442(1)	I	401 (k)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$25.10							01/28/06(2)	01/28/12	Common Stock	55,000		55,000	D
Stock Options (Right to Buy)	$6.693							01/25/99(3)	01/25/05	Common Stock	2,114		2,114	D
Stock Options (Right to Buy)	$9.263							01/24/00(4)	01/24/06	Common Stock	6,412		6,412	D
Stock Options (Right to Buy)	$12.308							01/22/01(5)	01/22/07	Common Stock	5,235		5,235	D
Stock Options (Right to Buy)	$18.40							02/02/04(6)	02/02/10	Common Stock	8,726		8,726	D
Stock Options (Right to Buy)	$19.102							01/30/02(7)	01/30/08	Common Stock	5,694		5,694	D
Stock Options (Right to Buy)	$19.528							05/18/02(8)	05/18/08	Common Stock	24,932		24,932	D
Stock Options (Right to Buy)	$20.305							11/02/02(9)	11/02/08	Common Stock	24,932		24,932	D
Stock Options (Right to Buy)	$21.458							01/27/03(10)	01/27/09	Common Stock	5,943		5,943	D
Stock Options (Right to Buy)	$21.575							01/30/05(11)	01/30/11	Common Stock	8,172		8,172	D
Stock Options (Right to Buy)	$24.125							12/11/04(12)	12/11/10	Common Stock	100,000		100,000	D

Explanation of Responses:

(1) Includes any shares of Apogent Technologies Inc. Common Stock acquired under the Apogent 401 (k) Plan in transactions exempt from Section 16 (b) pursuant to Rule 16 (b) 3 (c) since the date as of which information was given in the reporting person's most recent previous report. The information in this report is based on a plan statement dated as of 9/30/02.
(2) Granted under Issuer's 2001 Equity Incentive Plan. 25% of option becomes exercisable on the first anniversary of the grant and monthly thereafter in equal installments ove rthe next thirty-six months.
(3) Options vest(ed) in four equal installments on 1/25/96, 1/25/97, 1/25/98 and 1/25/99.
(4) Options vest(ed) in four equal installments on 1/24/97, 1/24/98, 1/24/99 and 1/24/00.
(5) Options vest(ed) in four equal installments on 1/22/98, 1/22/99, 1/22/00 and 1/22/01.
(6) Options vest(ed) in four equal installments on 2/2/01, 2/2/02, 2/2/03 and 2/2/04.
(7) Options vest(ed) in four equal installments on 1/30/99, 1/30/00, 1/30/01 and 1/30/02.
(8) Options vest(ed) in four equal installments on 5/18/99, 5/18/00, 5/18/01 and 5/18/02.
(9) Options vest(ed) in four equal installments on 11/2/99, 11/2/00, 11/2/01 and 11/2/02.
(10) Options vest(ed) in four equal installments on 1/27/00, 1/27/01, 1/27/02 and 1/27/03.
(11) Options vest(ed) in four equal installments on 1/30/02, 1/30/03, 1/30/04 and 1/30/05.
(12) Options vest(ed) in four equal installments on 12/11/01, 12/11/02, 12/11/03 and 12/11/04.

By: /s/ Gary J. Marmontello Gary J. Marmontello, Attorney-in-Fact **Signature of Reporting Person	12/13/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.